As filed with the U.S. Securities and Exchange Commission on October 29, 2025
Registration No. 333-288295

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __	[ ]

Post-Effective Amendment No. 1	[X]
(Check appropriate box or boxes)

PROFESSIONALLY MANAGED PORTFOLIOS
(Exact Name of Registrant as Specified in Charter)
 615 East Michigan Street
Milwaukee, Wisconsin 53202
(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, Including Area Code: (414) 765-4324

Jason F. Hadler
Professionally Managed Portfolios
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

(Name and Address of Agent for Service)
Copy to:
Rachael Schwartz, Esq.
Sullivan & Worcester LLP
1251 Avenue of the Americas, 19th Floor
New York, New York 10020

This filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.
This post-effective amendment No. 1 to the Registration Statement on Form N-14 of the Registrant is being filed solely to provide Exhibit (12) to Part C of the Registration Statement previously filed with the Commission on June 24, 2025.
Parts A and B of the Registration Statement filed with the Commission on June 24, 2025, and the definitive versions thereof filed with the SEC on July 29, 2025 pursuant to Rule 497 under the Securities Act are incorporated by reference herein.

PART C
OTHER INFORMATION
Item 15. Indemnification
Reference is made to Article VII of the Registrant’s Agreement and Declaration of Trust, Article VI of Registrant’s Amended and Restated By-Laws and Paragraph 7 of the Distribution Agreement.
    Pursuant to Rule 484 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the U.S. Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.”
Item 16. Exhibits

(1)
Second Amended and Restated Agreement and Declaration of Trust dated November 13, 2024, is herein incorporated by reference from Post Effective Amendment No. 880 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on November 28, 2024.

(2)
Amended and Restated By-Laws, amended as of February 16, 2022, is herein incorporated by reference from Post-Effective Amendment No. 833 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on February 28, 2022.

(3)			Not applicable.
(4)			Form of the Agreement and Plan of Reorganization is attached to Part A of Form N-14 as an appendix (“Appendix B”).
(5)			Instruments Defining Rights of Security Holders are herein incorporated by reference from the Trust’s Declaration of Trust and By-Laws.
(6)	(a)
Investment Advisory Agreement dated August 31, 2009 between the Trust, on behalf of the Akre Focus Fund, and Akre Capital Management, LLC is herein incorporated by reference from Post-Effective Amendment No. 356 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on August 27, 2009.

(i)
Amendment to the Investment Advisory Agreement dated August 1, 2017, between the Trust, on behalf of the Akre Focus Fund, and Akre Capital Management, LLC is herein incorporated by reference from Post-Effective Amendment No. 722 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on November 17, 2017.

(b)
Investment Advisory Agreement dated January 14, 2025, between the Trust, on behalf of the Akre Focus ETF, and Akre Capital Management, LLC is herein incorporated by reference from Post-Effective Amendment No. 884 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on January 21, 2025

(7)	(a)
Distribution Agreement dated August 3, 2009, between the Trust, on behalf of the Akre Focus Fund and Quasar Distributors, LLC is herein incorporated by reference from Post-Effective Amendment No. 356 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on August 27, 2009.

(i)
Novation Agreement by and between Quasar Distributors, LLC, Professionally Managed Portfolios and Akre Capital Management, LLC, dated March 31, 2020, is herein incorporated by reference from Post-Effective Amendment No. 803 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on November 18, 2020.

(ii)
Novation Agreement by and between Quasar Distributors, LLC, Professionally Managed Portfolios and Akre Capital Management, LLC, dated September 30, 2021, is herein incorporated by reference from Post-Effective Amendment No. 827 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on November 17, 2021.

(b)
ETF Distribution Agreement dated August 7, 2023, between the Trust and Quasar Distributors, LLC is herein incorporated by reference from Post-Effective Amendment No. 860 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on August 21, 2023.

(i)
Amendment to the ETF Distribution dated January 14, 2025, on behalf of the Akre Focus ETF, is herein incorporated by reference from Post-Effective Amendment No. 884 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on January 21, 2025

(c)
Form of Authorized Participant Agreement for the Trust with Quasar Distributors, LLC is herein incorporated by reference from Post-Effective Amendment No. 860 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on August 21, 2023.

(8)			Not applicable.
(9)	(a)
Amended and Restated Custody Agreement dated June 22, 2006, amended and restated as of May 15, 2013, between the Trust and U.S. Bank National Association is herein incorporated by reference from Post-Effective Amendment No. 515 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on May 31, 2013.

(i)
Amendment to the Custody Agreement on behalf of the Akre Focus Fund is herein incorporated by reference from Post-Effective Amendment No. 427 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on November 18, 2011.

(b)
Custody Agreement dated August 10, 2023, between the Trust and U.S. Bank National Association is herein incorporated by reference from Post-Effective Amendment No. 860 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on August 21, 2023.

(ii)
Amendment to the Custody Agreement dated November 21, 2024 between the Trust and U.S. Bank National Association is herein incorporated by reference from Post-Effective Amendment No. 884 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on January 21, 2025

(10)	(a)
Rule 12b-1 Distribution and Shareholder Servicing Plan adopted by the Trust, on behalf of the Akre Focus Fund, is herein incorporated by reference from Post-Effective Amendment No. 356 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on August 27, 2009.

(i)
Rule 12b-1 Distribution and Shareholder Servicing Plan adopted by the Trust, on behalf of the Akre Focus ETF, is herein incorporated by reference from Post-Effective Amendment No. 884 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on January 21, 2025.

(b)
Revised Rule 18f-3 Plan dated November 15, 2018, adopted by the Trust, on behalf of the Akre Focus Fund, is herein incorporated by reference from Post-Effective Amendment No. 749 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on November 16, 2018.

(11)			Opinion and Consent of Counsel was previously filed with the Trust's filing on Form N-14 on June 24, 2025, and is incorporated by reference.
(12)			Opinion of Counsel regarding certain tax matters — Filed Herewith.
(13)	(a)
Fund Servicing Agreement between the Trust and U.S. Bancorp Fund Services, LLC is herein incorporated by reference from Post-Effective Amendment No. 860 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on August 21, 2023.

(i)
Amendment to the Fund Servicing Agreement between the Trust and U.S. Bancorp Fund Services, LLC on behalf of the Akre Focus ETF is herein incorporated by reference from Post-Effective Amendment No. 884 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on January 21, 2025

(ii)
Addendum to the Fund Servicing Agreement between the Trust and U.S. Bancorp Fund Services, LLC on behalf of the Akre Focus ETF is herein incorporated by reference from Post-Effective Amendment No. 884 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on January 21, 2025

(14)	(a)		Consent of Independent Registered Public Accounting Firm was previously filed with the Trust's filing on Form N-14 on June 24, 2025.
(15)			Not applicable.
(16)	(a)
Power of Attorney for Jason F. Hadler dated September 1, 2021, is herein incorporated by reference from Post-Effective Amendment No. 825 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on September 10, 2021.

(b)
Power of Attorney for Ashi S. Parikh, Cynthia M. Fornelli, Kathleen T. Barr, Eric W. Falkeis, and Steven J. Paggioli dated May 21, 2025 was previously filed with the Trust's filing on Form N-14 on June 24, 2025, and is incorporated by reference.

(c)
Power of Attorney for Craig Benton dated January 1, 2022, is herein incorporated by reference from Post-Effective Amendment No. 829 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on January 26, 2022.

(17)	(a)
Prospectus and Statement of Additional Information of the Akre Focus ETF dated [ ] was previously filed with the Trust’s Post-Effective Amendment No. 884 to its Registration Statement on Form N‑1A with the SEC on January 21, 2025 and is incorporated herein by reference.

	(b)	Form of Proxy Card was previously filed with the Trust's filing on Form N-14 on June 24, 2025, and is incorporated by reference.
	(c)	The Target Funds’ Annual Report on Form N-CSR for the fiscal year ended July 31, 2024 was previously filed with the Trust’s Form N-CSR on October 4, 2024 and is incorporated by reference.
	(d)	The Target Funds’ Semi-Annual Report on Form N-CSRS for the period year ended January, 2025 was previously filed with the Trust’s Form N-CSRS on April 4, 2025 and is incorporated by reference.
Item 17. Undertakings
(1)The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.
(2)The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, as amended, this registration statement on Form N-14 has been signed on behalf of the Registrant, in the City of Milwaukee, State of Wisconsin, on October 29, 2025.

Professionally Managed Portfolios

By: /s/ Jason Hadler
Jason Hadler
President, Chief Executive Officer and Principal Executive Officer

    Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Kathleen T. Barr*	Trustee	October 29, 2025
Kathleen T. Barr

Eric W. Falkeis*	Trustee	October 29, 2025
Eric W. Falkeis

Steven J. Paggioli*	Trustee	October 29, 2025
Steven J. Paggioli

Ashi S. Parikh*	Trustee	October 29, 2025
Ashi S. Parikh

Cynthia M. Fornelli*	Trustee	October 29, 2025
Cynthia M. Fornelli

/s/Jason F. Hadler	President and Principal	October 29, 2025
Jason F. Hadler	Executive Officer

/s/ Craig Benton	Vice President, Treasurer and Principal	October 29, 2025
Craig Benton	Financial and Accounting Officer

*By: /s/ Jason F. Hadler		October 29, 2025
Jason F. Hadler, Attorney-In Fact pursuant to Power of Attorney

EXHIBIT INDEX

Exhibit	Exhibit Number
Opinion of Counsel regarding certain tax matters	EX.99.12